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Exhibit 99.6

MANAGEMENT'S DISCUSSION
AND ANALYSIS
MARCH 7, 2008

Management's Discussion and Analysis

March 7, 2008

Highlights

(millions of C$, unless otherwise stated)	2007	2006[1]	2005[1]

Net income	2,078	2,005	1,561

Net income from continuing operations	1,046	1,370	1,220

Net income from discontinued operations	1,032	635	341

Dividends	180	163	125

Per share[2] ($)

Net income	2.01	1.84	1.41

Net income from continuing operations	1.01	1.25	1.11

Net income from discontinued operations	1.00	0.59	0.30

Dividends	0.18	0.15	0.11

Production (mboe/d)	452	485	470

Production from continuing operations (mboe/d)	424	431	408

Average sales price ($/boe)	59.57	57.45	56.67

Gross sales[2]	9,265	8,991	8,418

Operating costs ($/boe)	12.14	9.98	8.41

DD&A, exploration and dry hole expense[2]	3,318	2,540	2,111

Cash provided by operating activities	4,070	4,374	4,871

Cash provided by continuing operating activities	3,968	3,871	4,175

Exploration and development spending[2]	4,389	4,446	3,040

Total assets	21,443	21,481	18,354

Total long-term debt	4,862	4,560	4,263

Cash and cash equivalents, net of bank indebtedness	521	64	130

Total long-term liabilities	11,151	10,992	9,321

Proved reserves additions (before acquisitions and dispositions) (mmboe)	167	202	203

Reserves replacement ratio (before acquisitions and dispositions)[3]	102%	116%	120%

Proved reserves (mmboe)	1,660	1,667	1,639

Proved reserves replacement ratio[3]	96%	116%	189%

1
Prior years have been restated to present the effect of discontinued operations. See note 3 to the Consolidated Financial Statements.
2
From continuing operations.
3
See the MD&A section entitled Reserves Replacement for method of calculation.

This Management's Discussion and Analysis (MD&A) dated March 7, 2008 should be read in conjunction with the Consolidated Financial Statements of the Company. The Company's Consolidated Financial Statements and the financial data included in the MD&A have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). A summary of the differences between Canadian GAAP and those generally accepted in the United States (US GAAP) is contained in note 21 to the Consolidated Financial Statements.

Unless otherwise stated, references to production and reserves represent Talisman's working interest share (including Talisman's share of volumes of royalty interests and net profits interests) before deduction of royalties. Throughout this MD&A, the calculation of barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas to one barrel (bbl) of oil. The boe measure may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalence at the wellhead.

Dollar amounts included in the MD&A are expressed in Canadian dollars (C$), unless otherwise indicated. All comparative percentages are between the years ended December 31, 2007 and December 31, 2006, unless stated otherwise.

Talisman Energy Inc.'s subsidiaries conduct business in various parts of the world. Talisman Energy Inc.'s financial statements are prepared on a consolidated basis. For ease of reference, throughout this MD&A, the terms "Talisman" and "the Company" are used to refer collectively to Talisman Energy Inc., its direct and indirect subsidiaries and partnership interests held by Talisman Energy Inc. and its subsidiaries, unless the context indicates otherwise.

Additional information relating to the Company, including the Company's Annual Information Form (AIF), can be found on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. The Company's annual report on Form 40-F may be found in the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) database at www.sec.gov.

Talisman Energy 2007 Annual Financial Report 1

Talisman's Performance Highlights in 2007

  •
  Production averaged 452 mboe/d, 7% lower than 2006, mainly the result of non-core asset dispositions. Production from continuing operations was 424 mboe/d, 2% lower than in 2006.

  •
  Total net income of $2.1 billion ($2.01 per share), 4% higher than 2006, due to gains on asset sales, increased oil prices, hedging gains and decreased taxes, partially offset by the impact of the stronger C$ in relation to its US counterpart, decreased prices for natural gas in North America and increases in operating expenses, dry hole costs and DD&A. Net income from continuing operations decreased 24% to $1.0 billion.

  •
  The Company repurchased approximately 46 million shares at a cost of $951 million.

  •
  Talisman spent $4.4 billion of exploration and development activities and sold non-core properties for total consideration of $1.7 billion.

  •
  In December, the Company completed the acquisition of a 3.06% participating interest in the Tangguh LNG project located in Indonesia for a total cost of $280 million.

  •
  Long-term debt increased from $4.6 billion in 2006 to $4.9 billion. Long-term debt, net of cash, decreased by $0.2 billion as a result of proceeds on asset dispositions included in cash on December 31, 2007.

2007 Variances

Net Income

(millions of C$)

2006 net income	2,005

Favourable (unfavourable)

Oil and liquids gross sales	326

Natural gas gross sales	(57)

Hedging gain	38

Royalties	(76)

Operating expense	(345)

Interest on long-term debt	(39)

Current taxes (including petroleum revenue tax (PRT))	(18)

Depreciation, depletion and amortization (DD&A) expense	(390)

Dry hole expense	(388)

Future taxes (including PRT)	605

Discontinued operations	397

Other	20

Total variances	73

2007 net income	2,078

The significant variances from 2006 as summarized in the net income variance table are:

  •
  higher oil revenue reflecting increased prices, which more than offset the impact of the strengthening C$ and lower production;

  •
  lower natural gas revenue as a result of lower natural gas prices;

  •
  increased income from discontinued operations as a result of after tax gains on sale of assets of $884 million;

  •
  higher operating expense as a result of a general upward trend in costs, particularly in the North Sea, as well as increased charges for processing and maintenance in North America;

  •
  lower future taxes, primarily the result of a one-time charge in 2006 related to a tax rate increase in the UK; and

  •
  higher DD&A expense largely due to an increase in the depletable cost base in the UK, Scandinavia and Southeast Asia.

2 Talisman Energy 2007 Annual Financial Report

Continuing Operations Results Review

Segmented Results Summary

Talisman is an independent international upstream oil and gas company whose main business activities include exploration, development, production, transporting and marketing of crude oil, natural gas and natural gas liquids (NGL). Note 20 to the Consolidated Financial Statements provides segmented financial information that forms the basis for much of the following discussion and analysis. The Company's operations in 2007 were conducted in five geographic segments: North America, UK, Scandinavia, Southeast Asia, and Other. The North America segment includes operations in Canada and the US. The UK segment includes operations in the UK and the Netherlands. The Scandinavia segment includes operations in Norway and Denmark. The Southeast Asia segment includes operations in Indonesia, Malaysia, Vietnam and Australia. The Other segment includes operations in Algeria, Tunisia, Trinidad and Tobago as well as other international exploration areas.

In accordance with Canadian GAAP, Talisman is required to report separately the results of continuing and discontinued operations. Discontinued operations include the results from assets the Company expects to sell and the results, to the transaction closing date, of assets that have been sold. Prior period results are restated to show both continuing and discontinued operations for comparative purposes. See the Discontinued Operations Section later in this MD&A and note 3 to the Consolidated Financial Statements.

Gross sales from oil, liquids and natural gas sales in 2007 were $9.3 billion, an increase of 3% from 2006. Oil and liquids revenue increased $326 million as a result of increased prices, partially offset by decreased volumes, while natural gas sales declined $57 million mainly due to lower prices. Hedging gains in 2007 increased by $38 million to $104 million principally due to oil positions entered into late in 2006.

During 2007, the North America operations contributed $530 million, or 21%, of the Company's pre-tax segmented income from continuing operations of $2.5 billion, down 44% from $953 million (28% of $3.4 billion) in 2006. Gross sales in North America decreased 2% to $3.0 billion due principally to lower production and natural gas prices offset by increased oil prices.

In the UK, pre-tax segmented income was $965 million, down 20% from $1.2 billion in 2006, and accounted for 38% of the Company's pre-tax segmented income from continuing operations during 2007. UK gross sales increased 11% to $2.7 billion due primarily to an increase in production from continuing operations and higher prices.

In Scandinavia, pre-tax segmented income decreased 55% to $144 million (down from $322 million in 2006) and accounted for 6% of the Company's pre-tax segmented income from continuing operations during 2007. Scandinavia gross sales increased 1% to $903 million.

Southeast Asia pre-tax segmented income decreased 16% to $715 million (down from $853 million in 2006) and contributed 29% to the Company's pre-tax segmented income from continuing operations in 2007. Gross sales of $2.1 billion were 1% lower than 2006 as decreases in production more than offset the impact of higher prices.

The Other reporting segment contributed 6% ($154 million, up 126% from 2006) to the Company's pre-tax segmented income from continuing operations in 2007. Gross sales increased 14% over 2006 to $614 million as higher commodity prices more than offset decreased production.

Talisman Energy 2007 Annual Financial Report 3

Daily Average Production Volumes

	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
Oil and liquids (mbbls/d)

North America	39.7	(5)	41.8	(1)	42.2

UK1	93.4	4	89.7	(2)	91.4

Scandinavia[1]	30.6	(6)	32.5	26	25.7

Southeast Asia[1]	44.2	(14)	51.6	45	35.5

Other[1]	20.7	(4)	21.6	(15)	25.5

	228.6	(4)	237.2	8	220.3

Natural gas (mmcf/d)

North America	833	1	825	3	802

UK	36	6	34	6	32

Scandinavia	14	–	14	56	9

Southeast Asia	287	(2)	292	3	284

	1,170	–	1,165	3	1,127

Continuing operations (mboe/d)	423.7	(2)	431.4	6	408.1

Discontinued operations

North America

Oil and liquids (mbbls/d)	3.6		11.5		14.1

Natural gas (mmcf/d)	43		85		113

UK

Oil and liquids (mbbls/d)	8.5		13.0		15.6

Natural gas (mmcf/d)[2]	52		92		79

Discontinued operations (mboe/d)	27.9		54.0		61.7

Total mboe/d (6 mcf = 1 boe)	452	(7)	485	3	470

1
Includes oil volumes produced into (sold out of) inventory for the year ended December 31, 2007 of 330 bbls/d, (684) bbls/d, (721) bbls/d and (651) bbls/d in the UK, Scandinavia, Southeast Asia, and Other, respectively, and for the year ended December 31, 2006 of 1,896 bbls/d, 500 bbls/d, 825 bbls/d and 936 bbls/d in the UK, Scandinavia, Southeast Asia and Other, respectively.
2
Includes gas acquired for injection and subsequent resale of 19 mmcf/d, 18 mmcf/d and 15 mmcf/d in 2007, 2006 and 2005, respectively.

Production

In 2007, total production from continuing and discontinued operations averaged 452 mboe/d, a 7% decrease from last year's average of 485 mboe/d. Total production in 2005 was 470 mboe/d.

Production from discontinued operations includes both production from sales completed in the year, until the date of closing, and production from asset sales expected to close subsequent to 2007. Of the 28 mboe/d of production recorded as discontinued operations in 2007, 26 mboe/d represents production from asset sales that closed in the year, while 2 mboe/d represents production from asset sales expected to close in 2008.

Natural gas production from continuing operations in North America averaged 834 mmcf/d, with increases in several core areas, reflecting Talisman's successful 2007 drilling program. New wells on production contributed to increases in Alberta Foothills, Bigstone and Edson. Partially offsetting these increases were natural declines and extended turnarounds. North America oil and liquids average production from continuing operations was 39,700 bbls/d during the year, down 5% from 2006, mainly due to natural decline rates and an extended turnaround.

Oil and liquids production from continuing operations in the UK averaged 93,400 bbls/d, a 4% increase from 2006 as production increases from development drilling and new projects, including Tweedsmuir, Enoch, Blane, Duart and Wood, more than offset the impact of extended turnarounds, a shut in at Galley for the ongoing field redevelopment and natural declines.

Oil and liquids production in Scandinavia averaged 30,600 bbls/d, a 6% decrease from 2006, mainly due to natural declines and a temporary shut in of a high volume production well at Gyda. This was partially offset by successful infill drilling at Brage and Gyda, a new field startup at Blane and the unitization of the cross-licence Tambar field.

Southeast Asia produced 44,200 bbls/d of oil and liquids, a 14% decrease from 2006. Oil and liquids production decreased by 17% in Malaysia, mainly due to natural declines. Production in Indonesia increased by 4% to about 11,300 bbls/d, mainly due to increased NGL production associated with the Suban field in Corridor.

Natural gas production in Southeast Asia averaged 287 mmcf/d, a decrease of 5 mmcf/d from 2006. In Malaysia/Vietnam, natural gas production from PM-3 Commercial Arrangement Area (CAA) was 59 mmcf/d in 2007, down 32% from the previous year due to extended maintenance shutdowns and natural declines. Natural gas sales in Indonesia increased by 11% to 228 mmcf/d, due to higher demand for Corridor gas and the commissioning of the West Java pipeline.

Oil and liquids production from Other areas averaged 20,700 bbls/d, down 4% from last year. In Algeria, production averaged 13,200 bbls/d, up from 12,400 bbls/d, due to the failure of the gas reinjection compressor motor at the MLN facilities in 2006 which shut down production from May 1 through August 12. This was offset partially by a planned shutdown in 2007. Production from Tunisia averaged 1,100 bbls/d during the year. Trinidad and Tobago production averaged 6,400 bbls/d in 2007, down from 8,400 bbls/d in 2006 due to natural declines.

4 Talisman Energy 2007 Annual Financial Report

Commodity Prices1

	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
Oil and liquids ($/bbl)

North America	59.53	5	56.73	8	52.62

UK	76.47	6	72.11	13	64.07

Scandinavia	78.16	6	73.79	9	67.72

Southeast Asia	82.03	10	74.62	8	68.79

Other	80.37	12	71.65	10	65.40

	75.00	7	69.82	11	62.78

Natural gas ($/mcf)

North America	6.90	(3)	7.12	(21)	9.05

UK	7.19	(15)	8.50	16	7.30

Scandinavia	4.78	(3)	4.92	14	4.30

Southeast Asia	7.33	5	6.95	9	6.40

	6.99	(3)	7.20	(13)	8.30

Company $/boe	59.57	4	57.45	1	56.67

Hedging gain (loss) excluded from the above prices

Oil and liquids ($/bbl)	0.24		(0.21)		(0.85)

Natural gas ($/mcf)	0.18		0.17		–

Total $/boe	0.63		0.37		(0.46)

Benchmark prices

WTI (US$/bbl)	72.31	9	66.25	17	56.70

Dated Brent (US$/bbl)	67.13	3	65.15	19	54.52

Tapis (US$/bbl)	73.04	4	69.97	21	57.79

NYMEX (US$/mmbtu)	6.92	(5)	7.26	(15)	8.55

AECO ($/GJ)	6.20	(6)	6.62	(18)	8.04

US$/C$ exchange rate	0.93	6	0.88	6	0.83

C$/UK£ exchange rate	2.15	3	2.09	(5)	2.21

1
Prices exclude gains or losses related to hedging activities and do not include synthetic oil.

World oil prices were volatile during 2007, reaching record highs in the latter part of the year, with WTI averaging US$72.31/bbl, up 9% over the 2006 average of US$66.25/bbl. North American natural gas prices decreased from 2006 with the NYMEX and AECO benchmark prices down 5% and 6%, respectively.

More than 90% of the Company's revenues are either received in US$ or are closely referenced to US$. The Company converts these revenues to C$ for reporting purposes. The 6% strengthening of the C$ against the US$ reduced Talisman's reported oil and liquids price by $4.26/bbl to $75.00/bbl, a 7% increase over 2006.

Talisman's average natural gas price in North America decreased 3% to $6.90/mcf. Sales from Malaysia/Vietnam, where prices are referenced to the Singapore fuel oil spot market, averaged $4.66/mcf in 2007. The majority of Corridor gas production (approximately 74% of the Company's 2007 gas sales in Southeast Asia) is exchanged for Duri crude oil on an energy equivalence basis with payment in US$ and averaged $8.03/mcf.

The Company's average sales prices are before a net hedging gain on oil of $21 million, or $0.24/bbl, and net hedging gains on natural gas of $83 million, or $0.18/mcf (combined gain of $104 million or $0.63/boe). The physical and financial commodity price contracts outstanding at the balance sheet date are disclosed in notes 12 and 13 to the Consolidated Financial Statements with additional discussion in the MD&A section entitled Derivative Financial Instruments and Commodity Sales Contracts. The Company's accounting policy with respect to derivative financial instruments and commodity contracts is disclosed in note 1(k) to the Consolidated Financial Statements.

Royalties

	2007		2006		2005
	Rates (%)	$ millions	Rates (%)	$ millions	Rates (%)	$ millions

North America	18	544	18	551	20	690

UK	–	4	–	5	–	10

Scandinavia	–	4	–	4	–	–

Southeast Asia	40	843	38	797	36	553

Other	33	203	31	165	29	170

Corporate average	17	1,598	17	1,522	17	1,423

Talisman Energy 2007 Annual Financial Report 5

The consolidated royalty expense in 2007 was $1,598 million, an increase of $76 million (5%) from $1,522 million in 2006 as a result of higher world oil prices and rate increases for oil in Southeast Asia, partially offset by reduced North America natural gas prices. The Company's royalty rate was unchanged from 2006 at 17%. Due to a strong correlation between royalty rates and commodity prices, rates in 2008 may increase as a result of recent increases in world oil prices.

Alberta Royalty Review

On October 25, 2007, the Alberta government proposed a new royalty framework that is expected to become effective in January 2009. The detailed regulations required to implement the new royalty framework are still under consideration by the Alberta government and have not been released in final form. Talisman's royalties for 2007 listed above are based on the existing royalty regime. Talisman expects an increase in royalties paid to the Alberta government in 2009, but does not expect the increase to be material.

Unit Operating Expenses

($/boe)	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
North America	7.79	12	6.95	18	5.87

UK	22.87	33	17.19	14	15.02

Scandinavia	23.64	13	20.89	17	17.93

Southeast Asia	4.96	11	4.47	52	2.94

Other	5.02	1	4.98	28	3.89

	12.14	22	9.98	19	8.41

Total Operating Expenses

(millions of C$)	2007	2006	2005

North America	513	455	383

UK	800	564	555

Scandinavia	289	259	180

Southeast Asia	169	161	87

Other	39	36	35

	1,810	1,475	1,240

Pipeline	85	75	21

Total	1,895	1,550	1,261

Total operating expenses for the Company during 2007 were $1.9 billion, an increase of 22% from 2006. On a per unit basis, operating costs increased by 22% to $12.14/boe from 2006.

North America operating costs were higher during 2007 primarily due to increases in third party processing fees, chemical and lease road maintenance costs, and higher municipal and property taxes.

In 2007, UK operating expenses increased by $236 million, or 42% over 2006. The Auk/Fulmar assets acquired in the fourth quarter of 2006 contributed approximately $120 million and added $2.08/boe to UK unit costs. Additionally, a 3% weakening of the C$ against the UK£ and increased fuel gas and maintenance costs caused operating expenses to increase over the prior year.

In Scandinavia, operating expenses increased by $30 million, or 12% over 2006, as a result of increased costs at Veslefrikk for field life extension work as well as StatoilHydro merger costs allocated to Talisman's non-operated interests in Brage and Veslefrikk.

In Southeast Asia, operating costs increased by $8 million due to higher expenditures related to maintenance, health, safety and environment (HSE) and well intervention work at PM-3 CAA.

Other operating expenses increased 8% to $39 million. On a per unit basis, operating costs also increased, reflecting the impact of increased costs and slightly lower production due to natural declines in Trinidad and Tobago.

6 Talisman Energy 2007 Annual Financial Report

Unit Depreciation, Depletion and Amortization Expense

($/boe)	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
North America	16.16	11	14.51	14	12.71

UK	16.95	31	12.89	12	11.50

Scandinavia	27.80	40	19.84	19	16.64

Southeast Asia	7.33	19	6.18	28	4.82

Other	7.81	(15)	9.14	(2)	9.37

	14.93	21	12.34	14	10.87

Total Depreciation, Depletion and Amortization Expense

(millions of C$)	2007	2006	2005

North America	1,053	946	815

UK	613	439	396

Scandinavia	341	248	157

Southeast Asia	248	224	144

Other	61	69	83

	2,316	1,926	1,595

The Company's 2007 DD&A expense increased $390 million, or 20%, to $2.3 billion, with a per unit rate of $14.93/boe ($12.34/boe in 2006) due principally to recently acquired assets and higher levels of capital spending.

DD&A rates in North America increased to $16.16/boe, primarily due to higher drilling and development costs, increased capital expenditures on Midstream Operations as well as increased land amortization costs. In North America, total DD&A expense increased by 11% to $1,053 million.

In the UK, total DD&A expense increased by 40% to $613 million due to increased costs and an increase in production from continuing operations of 4% as a result of acquisitions and new fields coming onstream in 2007.

In Scandinavia, total DD&A expense increased by $93 million to $341 million, as DD&A rates increased 40% to $27.80/boe, reflecting increased costs and a movement of non-depleted acquisition costs into the depletable cost base. These increases were partially offset by a 6% decrease in production.

Total DD&A expense for Southeast Asia increased 11% to $248 million as a result of an increase in the depletable cost base that increased the unit rate by 19%, partially offset by an 8% decrease in total production.

Total Other DD&A expense decreased by 12% to $61 million, primarily as a result of a decrease in production.

For additional information relating to DD&A, refer to the MD&A section entitled Application of Critical Accounting Policies and the Use of Estimates and to notes 7 and 8 to the Consolidated Financial Statements.

Dry Hole Expense

(millions of C$)	2007	2006	2005

North America	376	135	122

UK	109	26	38

Scandinavia	83	11	15

Southeast Asia	48	15	11

Other	68	109	55

	684	296	241

During 2007, the Company incurred dry hole expense of $684 million, $388 million higher than in 2006. Write-offs in North America included approximately $136 million related to exploration drilling activities in Alaska. In the UK, four wells were expensed for a total of $109 million. The Company also wrote off six wells in Scandinavia, three wells in Southeast Asia and nine wells in the rest of the world.

Under the successful efforts method of accounting for oil and gas activities, the costs of unsuccessful and non-commercial exploration wells are written off to dry hole expense in the year a determination on success or commerciality is made. Until such determination is made, the costs are included in non-depleted capital. At year-end, $812 million of costs relating to exploration wells were included in non-depleted capital and not subject to DD&A, pending final determination (2006 – $769 million; 2005 – $450 million). The majority of the related wells were drilled in 2007. See note 7 to the Consolidated Financial Statements for further details.

Talisman Energy 2007 Annual Financial Report 7

Exploration Expense

(millions of C$)	2007	2006	2005

North America	148	168	143

UK	40	25	29

Scandinavia	34	30	24

Southeast Asia	22	22	40

Other	74	73	39

	318	318	275

Exploration expense consists of geological and geophysical costs, seismic, non-producing land lease rentals and indirect exploration expenses. These costs are expensed as incurred under the successful efforts method of accounting.

Corporate and Other

(millions of C$)	2007	2006	2005

General and administrative (G&A) expense	223	233	201

Interest on long-term debt	205	166	163

Capitalized interest	83	72	19

Stock-based compensation	(15)	51	633

Loss on held-for-trading financial instruments	25	–	–

Other revenue	148	111	110

Other expense	41	(29)	39

The sum of interest on long-term debt and capitalized interest was $288 million during 2007, an increase from $238 million in 2006, mainly as a result of higher debt levels in 2007. Capitalized interest is associated with the Tweedsmuir, Wood and Blane development projects, which came on production in the year, as well as the ongoing Rev, Yme and Northern Fields development projects. Upon commencement of production, interest is no longer capitalized.

The loss on held-for-trading financial instruments includes $40 million of realized gains, offset by a $65 million decline in the fair value of outstanding commodity price derivatives that are not designated as hedges. See notes 2 and 12 to the Consolidated Financial Statements.

Other revenue includes pipeline and custom treating tariffs of $115 million for 2007, compared to $95 million for 2006 and $86 million for 2005.

Stock-Based Compensation

The Company's stock option plans provide employees and directors who hold stock options with the choice upon exercise to purchase a share of the Company at the stated exercise price or to receive a cash payment in exchange for surrendering the option. The cash payment is equal to the appreciated value of the stock option as determined based on the difference between the option's exercise price and the approximate share price at the time of surrender. Since the introduction of the cash feature, approximately 96% of options that have been exercised have been exercised for cash, resulting in reduced dilution of shares. Such cash payments made by the Company to stock option holders are effectively equal to the stock option expense that has been accrued and thus are deductible by the Company for income tax purposes, making these plans more cost-effective.

Stock-based compensation expense relates to the appreciated value of the Company's outstanding stock options and cash units at December 31, 2007. The Company's stock-based compensation expense is based on the difference between the Company's share price and the exercise price of its stock options or cash units. In 2007, $15 million was recovered. The Company paid cash of $168 million ($159 million in 2006) to employees in settlement of fully accrued option liabilities for options exercised. Over the course of the year, the average exercise price of all outstanding options increased from $10.79 per share to $13.21 per share, with a total of 63.6 million options outstanding at December 31, 2007. The average exercise price of all outstanding cash units increased from $12.68 to $15.14, with a total of 10.0 million cash units outstanding at December 31, 2007. See note 11 to the Consolidated Financial Statements.

Additional stock-based compensation expense or recovery in future periods is dependent on the movement of the Company's share price and the number of outstanding options and cash units.

Income Taxes

The Company's effective income tax rate for 2007, after deducting PRT, was 41%, compared to 48% in 2006 and 46% in 2005. A number of events in the past three years have affected the Company's effective tax rates, including tax rate increases in the UK and tax rate reductions in Canada.

8 Talisman Energy 2007 Annual Financial Report

Effective Income Tax Rate

(millions of C$)	2007	2006	2005

Income from continuing operations before tax	2,017	2,928	2,435

Less PRT

Current	262	256	147

Future	(6)	34	37

	256	290	184

	1,761	2,638	2,251

Income tax expense/(recovery)

Current	782	770	960

Future	(67)	498	71

	715	1,268	1,031

Effective income tax rate (%)	41	48	46

In 2007, future tax expense decreased $565 million, principally due to a one-time $325 million charge in 2006 related to the income tax rate increase on petroleum profits from 40% to 50% in the UK. In 2006 and 2007, the Company recognized recoveries of future taxes of $178 million and $188 million respectively, principally related to Canadian federal and provincial tax rate reductions.

A normalized effective tax rate after removing the impact of the UK and Canadian tax rate changes and the tax on unrealized foreign exchange gains on foreign denominated debt of $100 million (2006 – $27 million recovery; 2005 – $50 million) would have been 46% in 2007, 44% in 2006 and 44% in 2005. The increase in the 2007 normalized effective tax rate results, in part, from an increased proportion of taxable income in high tax rate jurisdictions. Foreign exchange rate fluctuations over the past several years have resulted in taxes on gains related to inter- company loans and non-C$ denominated debt, for which there is no corresponding component of the unrealized gain reflected in income before taxes. See note 16 to the Consolidated Financial Statements for additional information on the Company's income taxes.

The UK government levies PRT on North Sea fields that received development approval before April 1993, based on gross profit after allowable deductions, including capital and operating expenditures. PRT, which is deductible for purposes of calculating corporate income tax, decreased as a result of decreased volumes and income on fields in the UK subject to PRT. In addition to the UK, PRT is levied in Australia and other countries, where $58 million ($66 million in 2006) and $26 million ($16 million in 2006), respectively, were recorded during 2007.

Discontinued Operations

During 2007, Talisman realized after tax gains of $581 million (North America assets) and $303 million (UK assets) that were included in net income from discontinued operations, resulting from:

  •
  the sale of the Company's 1.25% indirect interest in Syncrude closed on January 2, 2007 for proceeds of $472 million, resulting in an after tax gain of $277 million;

  •
  completion of sales of additional non-core assets in Western Canada for proceeds of $746 million, resulting in after-tax gains of $304 million;

  •
  in December 2006, Talisman entered into an agreement to sell its non-operated interests in the Brae area in the UK North Sea with an effective date of January 1, 2007. The sale closed on December 31, 2007 for net proceeds of $510 million (including a $55 million deposit received in the fourth quarter of 2006), which, after closing adjustments and interim revenues, resulted in an after tax gain of $335 million, and;

  •
  during the fourth quarter of 2007, Talisman entered into an agreement to sell its Beatrice assets in the UK for approximately UK£10 million. The sale is expected to close in the first half of 2008, with an effective date of January 1, 2008. An impairment write down related to these assets of $32 million was recognized in the fourth quarter and has been included in the gain on disposition of assets from discontinued operations.

Details on results of discontinued operations and related production are presented in the tables below.

Results of Discontinued Operations

	For the 12 months ended December 31
	North America			UK			Total
(millions of C$)	2007	2006	2005	2007	2006	2005	2007	2006	2005

Income from discontinued operations, net of tax	63	121	162	85	158	179	148	279	341

Net gain on disposition of assets, net of tax	581	147	–	303	209	–	884	356	–

Net Income from discontinued operations	644	268	162	388	367	179	1,032	635	341

Talisman Energy 2007 Annual Financial Report 9

Daily Average Production Volumes of Discontinued Operations

mboe/d (millions of C$)	2007	2006	2005

North America	11	26	33

UK	17	28	29

Discontinued operations	28	54	62

Capital Expenditures1,2

(millions of C$)	2007	2007 vs 2006	2006	2006 vs 2005	2005

		(%)		(%)
North America	1,820	(23)	2,356	53	1,536

UK	1,236	5	1,178	35	870

Scandinavia	613	85	332	129	145

Southeast Asia	512	55	331	9	305

Other[3]	208	(16)	249	35	184

Corporate, IS and Administrative	41	14	36	29	28

	4,430	(1)	4,482	46	3,068

Acquisitions	317	55	204	(19)	252

Dispositions	(45)	(62)	(119)	441	(22)

Discontinued operations

Proceeds on disposition	(1,432)	90	(753)	–	–

Capital expenditures[4]	60	(55)	133	(69)	423

Net capital expenditures	3,330	(16)	3,947	6	3,721

1
Excludes corporate acquisitions.
2
Includes interest costs that are capitalized on major development projects until facilities are completed and ready for use.
3
Other includes Algeria, Tunisia, Trinidad and Tobago, Colombia, Peru, and Qatar.
4
2005 amount includes acquisitions that were subsequently disposed of.

The Company spent $2.8 billion on development and $1.6 billion on exploration, primarily to pursue additional deep gas prospects in North America and progress development opportunities in the UK and Scandinavia sectors of the North Sea and in Southeast Asia.

During 2007, natural gas continued to be the focus of the Company's capital investment activities in North America, supplemented by low risk oil projects. Of the $1.8 billion of capital expenditures in North America, $0.8 billion related to exploration activities and development accounted for $1.0 billion. In North America, the Company participated in the drilling of 302 development wells and 121 exploration wells. Exploration and development expenditures were concentrated in the predominantly gas producing core areas in the Alberta Foothills, Greater Arch, Deep Basin, Monkman/BC Foothills, Edson and Appalachia regions.

Total capital expenditures in the UK were $1.2 billion, including $0.2 billion for exploration and $1.0 billion for development. Major areas of activity included development projects at the Tweedsmuir, Blane, Enoch, Wood, Duart and Affleck fields as well as drilling and completion activity. A total of 19 development wells were drilled in 2007, as well as eight exploration wells.

In Scandinavia, total expenditures were $613 million comprised of $148 million on exploration and $465 million on development. In addition to project development costs at Rev, Blane and Yme of approximately $295 million, eight development wells were drilled during 2007, as well as six exploration wells.

Malaysia/Vietnam accounted for $477 million of the $512 million of total capital expenditures in Southeast Asia, with the ongoing development of the Northern Fields in PM-3 CAA. Talisman participated in 11 development wells and five exploration wells in Malaysia/Vietnam during 2007. A total of $32 million was spent in Indonesia, primarily on the completion of the Phase 2 expansion of Suban to supply natural gas to West Java. A total of 26 successful development wells were drilled in Indonesia.

Capital expenditures in Other included $38 million in North Africa, with Talisman participating in six exploration and development wells in Algeria and six wells in Tunisia. In Trinidad and Tobago, a total of $98 million was spent, primarily on Block 2c development drilling and Eastern Block onshore exploration activity. A total of three development wells and five exploration wells were drilled in Trinidad and Tobago. During 2007, the Company spent $72 million in the rest of the world, including $22 million in Peru on exploration activities.

Information related to details and funding of the planned 2008 capital expenditures program is included in the Outlook for 2008 section of this MD&A.

Reserves Replacement

Talisman drilled 529 wells in 2007 and added 157 mmboe of proved reserves, replacing 96% of conventional production from all sources and 102% before acquisitions and dispositions. Drilling related reserve additions and revisions to previous estimates totaled 167 mmboe. Talisman also disposed of a net 10 mmboe of proved reserves. Talisman's net proved reserves decreased by 1% to 1,348 mmboe.

10 Talisman Energy 2007 Annual Financial Report

Proved oil and liquids reserves decreased 2% to 749 mmbbls due to non-core asset sales. Talisman added a total of 71 mmbbls from all sources, including 44 mmbbls in the UK, 17 mmbbls in Scandinavia, 7 mmbbls in Southeast Asia, 1 mmbbls in Other and 2 mmbbls in North America. The UK (52%) and North America (20%) account for the majority of Talisman's year-end oil and liquids reserves. These are predominantly high quality crude oil and NGLs. Talisman has virtually no conventional heavy oil reserves.

Talisman's proved natural gas reserves increased by 1% in 2007, totaling 5.5 tcf at year-end. Talisman's North American natural gas reserves were 2.7 tcf at year-end, down 4% from the previous year. In North America, the Company added 357 bcf through discoveries, additions and extensions (112% of production) and disposed of 155 bcf of non-core assets.

Talisman's proved international natural gas reserves at year-end were 2.8 tcf up 7% from the previous year and accounted for 51% of the Company's total proved natural gas reserves, with Southeast Asia constituting 43% of total worldwide proved natural gas reserves. In Southeast Asia, proved reserves increased by 119 bcf due to discoveries, additions and extensions, and by 247 bcf due to acquisitions offset by dispositions of non-core assets with reserves of 57 bcf.

Over the past three years, Talisman has added 573 mmboe of proved reserves through discoveries, additions and extensions (including revisions) and acquired 107 mmboe of proved reserves, net of dispositions. Approximately 96% of Talisman's proved reserves have been independently audited over the past four years.

The reserves replacement ratio of 102% (before acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery and discoveries) to estimated proved oil and gas reserves during 2007 by the Company's 2007 conventional production. The reserves replacement ratio of 96% (after acquisitions and dispositions) was calculated by dividing the sum of changes (revisions of estimates, improved recovery, discoveries, acquisitions and dispositions) to estimated proved oil and gas reserves during 2007 by the Company's 2007 conventional production.

	Oil and natural gas liquids	Natural gas	boe

	(mmbbls)	(bcf)	(mm)
December 31, 2006	766.5	5,402.9	1,667.0

Discoveries, extensions and additions	29.3	475.7	108.5

Net acquisitions	(16.9)	40.5	(10.1)

Revisions	58.2	0.2	58.1

Production	(87.8)	(455.1)	(163.7)

Total proved, December 31, 2007	749.3	5,464.2	1,659.8

Total probable, December 31, 2007	513.0	2,751.5	971.8

The Company's management uses reserves replacement ratios, as described above, as an indicator of the Company's ability to replenish annual production volumes and grow its reserves. It should be noted that a reserves replacement ratio is a statistical indicator that has limitations. As an annual measure, the ratio is limited because it typically varies widely based on the extent and timing of new discoveries, project sanctioning and property acquisitions. Its predictive and comparative value is also limited for the same reasons. In addition, since the ratio does not take into account the cost, value or timing of future production of new reserves, it cannot be used as a measure of value creation.

Liquidity and Capital Resources

Talisman's long-term debt at December 31, 2007 was $4.9 billion ($4.3 billion, net of cash), up from $4.6 billion ($4.5 billion, net of cash) at December 31, 2006. Proceeds of $455 million on closing of the Brae disposition were received on December 31, 2007 and were included in cash at year-end. These proceeds were used early in 2008 to reduce long-term debt. During 2007, the Company generated $4.1 billion of cash provided by operating activities, spent $4.4 billion on exploration and development and received divestiture proceeds net of acquisitions of $1.2 billion. Cash consideration for acquisitions totaled $263 million and included the purchase of 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG project located in Indonesia for cash consideration of $213 million, which closed on December 31. In addition, the Company repurchased approximately 46 million common shares for $951 million and paid dividends of $180 million. At year-end, the Company had $1.8 billion drawn against its available $2.7 billion bank lines of credit. The translation effect of the strengthening C$ has reduced long-term debt by approximately $570 million, as the majority of the Company's debt is denominated in foreign currencies.

In December 2005, the Company filed, as part of a registration statement, a debt shelf prospectus in the US under the Multi-Jurisdictional Disclosure System, and simultaneously filed a medium-term note shelf prospectus in Canada. The shelf prospectuses expired in January 2008. The Company has received Board approval for the filing of new debt shelf prospectuses, which is expected to occur in the second quarter of 2008.

In March 2007, the Company renewed its Normal Course Issuer Bid (NCIB) with the Toronto Stock Exchange. Pursuant to the NCIB, the Company may repurchase up to 104,732,244 of its common shares (representing 10% of the public float outstanding at the time the NCIB was renewed) during the 12-month period commencing March 28, 2007 and ending March 27, 2008. The NCIB expires in March 2008 and the Company has received Board of Directors' approval to renew the NCIB for another year. For the renewal NCIB, the Board has authorized the repurchase of up to 5% of the common shares outstanding. The Company repurchased 45,994,100 common shares under its NCIB during 2007 for a total of

Talisman Energy 2007 Annual Financial Report 11

$951 million ($20.66/share), of which 30,480,700 shares repurchased were under the current NCIB, leaving a maximum of 74,251,744 shares available for repurchase prior to the expiry of the NCIB in March 2008.

At December 31, 2007, the Company had current assets of $1.9 billion and current liabilities of $2.3 billion, including assets and liabilities of discontinued operations. Working capital movements are difficult to predict, but management does not anticipate a substantial change during 2008.

Two common share dividends were paid in 2007 for a total of $180 million (an aggregate of $0.175/share). The Company's dividend is determined semi-annually by the Board of Directors. At year-end, there were 1,019 million common shares outstanding, down from 1,064 million at December 31, 2006. As at March 6, 2008, there were xxx million common shares outstanding, as well as xxx million stock options outstanding.

At the end of 2007, Talisman's ratio of debt-to-cash provided by operating activities was 1.19:1 and its ratio of debt-to-debt plus equity was 38%.

Talisman's investment grade senior unsecured long-term debt credit ratings from Dominion Bond Rating Service, Moody's Investors Services, Inc. and Standard & Poor's (S&P) are BBB (high), Baa2 (stable) and BBB+, respectively. S&P has assigned a rating of BBB+ (with a negative outlook) to Talisman.

For additional information regarding the Company's liquidity and capital resources, refer to note 9 to the Consolidated Financial Statements.

Commitments and Off-Balance Sheet Arrangements

As part of its normal business, the Company has entered into arrangements and incurred obligations that will impact the Company's future operations and liquidity, some of which are reflected as liabilities in the Consolidated Financial Statements at year-end. The principal commitments of the Company are in the form of debt repayments; abandonment obligations; lease commitments relating to corporate offices and ocean-going vessels; firm commitments for gathering, processing and transmission services; minimum work commitments under various international agreements; other service contracts and fixed price commodity sales contracts.

Additional disclosure of the Company's debt repayment obligations and significant commitments can be found in notes 9 and 13 to the Consolidated Financial Statements. A discussion of the Company's derivative financial instruments and commodity sales contracts can be found in the next section of this MD&A.

The following table includes the Company's gross long-term debt, stock options and cash units and other expected future payment commitments as at December 31, 2007 and estimated timing of such payments.

			Payments due by period[1,2] ($ millions)
Commitments	Recognized in financial statements	Total	Less than 1 year	1-3 years	4-5 years	6-10 years	11-15 years	After 15 years

Gross long-term debt	Yes – Liability	4,897	109	194	2,162	861	–	1,571

Abandonment obligations[3]	Yes – Partially accrued as liability	4,527	45	103	89	285	556	3,449

Office leases	No	237	33	65	64	74	1	–

Ocean-going vessel leases	Yes – Partially accrued as liability	523	150	226	99	48	–	–

Transportation and processing commitments	No	1,072	152	272	247	280	106	15

Minimum work commitments[4]	No	460	301	159	–	–	–	–

Other service contracts	No	3,242	861	2,054	282	45	–	–

Stock options and cash units[5]	Yes – Partially accrued as liability	405	396	9	–	–	–	–

Total		15,363	2,047	3,082	2,943	1,593	663	5,035

1
Payments exclude ongoing operating costs related to certain leases, interest on long-term debt and payments made to settle derivative contracts.
2
Payments denominated in foreign currencies have been translated at the December 31, 2007 exchange rate.
3
The abandonment obligation represents management's probability weighted, undiscounted best estimate of the cost and timing of future dismantlement, site restoration and abandonment obligations based on engineering estimates and in accordance with existing legislation and industry practice.
4
Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration or drilling obligations.
5
The liability for stock options and cash units recognized on the balance sheet is based on the Company's year-end stock price and the number of options and cash units outstanding, adjusted for vesting terms. The amount included in this table includes the full value of unvested options and cash units. Timing of payments is based on vesting and expiry. Actual payments are dependent on the Company's stock price at the time of exercise.

Derivative Financial Instruments and Commodity Sales Contracts

The Company is exposed to fluctuations in foreign exchange rates, interest rates and commodity prices as described in the Risk Factors section of this MD&A. The Company manages its exposure to these risks in part through the use of derivative financial instruments and commodity sales contracts. The Company has established a system of internal controls to minimize risks associated with its derivatives program and credit risk associated with derivatives counterparties. From time to time, on certain development projects or asset acquisitions, the Company may mitigate its exposure to financial risks related to commodity price fluctuations, through the use of various financial instruments and physical contracts. The Board

12 Talisman Energy 2007 Annual Financial Report

of Directors has authorized the Company to enter into commodity derivative agreements, which in aggregate do not exceed 40% of total estimated production.

The accounting policy with respect to derivative financial instruments and commodity sales contracts is set out in note 1(k) to the Consolidated Financial Statements. Derivative financial instruments and commodity sales contracts outstanding at December 31, 2007, including their respective fair values, are detailed in notes 12 and 13 to the Consolidated Financial Statements.

Effective January 1, 2007, Talisman adopted the new Canadian Institute of Chartered Accountants (CICA) accounting standards related to Comprehensive Income (section 1530), Financial Instrument Recognition and Measurement (section 3855), Financial Instruments Disclosure and Presentation (section 3861) and Hedges (section 3865). These new standards require that all financial instruments be recorded at fair value on the balance sheet. The fair value of derivative contracts on the balance sheet at December 31, 2007 is presented as a current asset of $1 million, a long-term asset of $40 million, a current liability of $33 million and a long-term obligation of $52 million.

Commodity Price Derivative Financial Instruments

During 2007, the Company had commodity price derivative financial instruments covering approximately 15,700 bbls/d or 7% of the Company's 2007 worldwide oil and liquids production and 115 mmcf/d of North American natural gas production, representing 10% of the Company's worldwide gas production.

At December 31, 2007, the Company had outstanding commodity price derivative contracts that covered approximately 1,600 bbls/d of the Company's anticipated 2008 UK oil and liquids production. An additional 12 mmcf/d of anticipated 2008 Scandinavia natural gas production has been committed under commodity price derivative contracts (24 mmcf/d, 21 mmcf/d, and 9 mmcf/d for 2009, 2010 and 2011, respectively). For new commodity price derivative contracts entered into since January 1, 2007, the Company has elected not to designate these as cash flow hedges, and consequently, these derivatives have been classified as held-for-trading. See notes 12 and 13 to the Consolidated Financial Statements for additional details regarding the contracts outstanding at year-end.

Realized gains related to oil and liquids derivative instruments designated as hedges resulted in a net increase to recorded sales of $21 million (2006 – $20 million decrease; 2005 – $77 million decrease), while realized gains on natural gas price derivatives contracts were $83 million (2006 – $86 million increase; 2005 – $nil). During 2007, the Company realized gains of $21 million on natural gas derivatives that were not designated as hedges for accounting purposes. The fair value of outstanding held-for-trading natural gas derivatives at December 31, 2007 was a loss of $65 million, which was recognized in net income.

Physical Commodity Contracts

The Company enters into fixed price sales contracts for the physical delivery of commodities. These contracts are in the regular course of business and are not intended to be settled for net cash payment. As such, the fair value of these contracts is not recognized in the Consolidated Financial Statements and future revenues are recognized in net income as earned over the term of the contract.

Long-Term Sales Contracts

In order to support the Company's investments in natural gas projects outside North America and the North Sea, Talisman has entered into a number of long-term sales contracts.

The majority of Talisman's Corridor natural gas production in Indonesia is currently sold to Caltex under long-term sales agreements, with the majority of the natural gas sales exchanged for crude oil on an energy equivalent basis. Sales to Singapore from Corridor are also under long-term sales agreements referenced to the spot price of fuel oil in Singapore. During 2004, the Company signed a long-term contract to sell Corridor natural gas to West Java over a 17-year period, with gas sales commencing in 2007 at a price of US$1.91/mcf, with no associated transportation costs. The Company's share of sales is approximately 810 bcf based on its 36% interest. The Company anticipates having sufficient production to meet all future delivery commitments from the Corridor Block.

In conjunction with the PM-3 CAA development project, the Company entered into a long-term firm supply contract for approximately 100 mmcf/d, at prices referenced to the Singapore fuel oil spot market. The Company is subject to volume delivery requirements in relation to the long-term sales contract in Malaysia. In the event these delivery requirements are not met in a contract year, volumes delivered in the subsequent contract year are subject to a 25% price discount on the quantities that were not delivered in the prior year. An accrual of $3 million has been made in 2007 related to undelivered volumes. The Company currently expects the impact of these penalties in 2008 to be a reduction to gross sales of approximately $20 million, dependent on timing of the startup of the Northern Fields development, scheduled to commence production in mid-2008.

Interest Rate and Foreign Exchange Swaps

In order to hedge a portion of the fair value risk associated with the US$375 million 5.125% notes due 2015, the Company entered into fixed to floating interest rate swap contracts with a total notional amount of US$300 million that expire on May 15, 2015. These swap contracts require Talisman to pay interest at a rate of three-month US$ LIBOR plus 0.433% while receiving payments of 5.125% semi-annually. These contracts have been designated as a hedge of the fair value of a portion (US$300 million) of the total US$375 million notes issued in May 2005.

In conjunction with the issuance of the 4.44% C$350 million medium term notes due in 2011, the Company entered into a cross currency swap in order to hedge the foreign exchange exposure on this C$ denominated liability. As a result, the Company is effectively paying interest semi-annually in US$ at a rate of 5.05% on a notional amount of US$304 million.

Talisman Energy 2007 Annual Financial Report 13

Summary of Quarterly Results

The following is a summary of quarterly results of the Company for the eight most recently completed quarters:

	Three months ended

(millions of C$, unless otherwise stated)	Total Year	Dec. 31	Sept. 30[1]	June 30[1]	Mar. 31[1]

2007

Gross sales	9,265	2,495	2,320	2,270	2,180

Total revenue	7,919	2,085	1,972	1,947	1,915

Net income from continuing operations	1,046	311	225	303	207

Net income	2,078	656	352	550	520

Net income available to common shareholders	2,078	656	352	550	520

Capital expenditures

Exploration	1,561	473	354	274	460

Development	2,828	652	713	660	803

Per common share ($)

Net income from continuing operations	1.01	0.31	0.21	0.29	0.20

Diluted net income from continuing operations[2]	0.99	0.30	0.21	0.29	0.19

Net income	2.01	0.64	0.35	0.53	0.49

Diluted net income[2]	1.97	0.63	0.34	0.52	0.48

Daily average production

Oil and liquids from continuing operations (bbls/d)[3]	228,581	226,804	218,590	231,424	237,727

Natural gas from continuing operations (mmcf/d)	1,171	1,214	1,173	1,125	1,173

Continuing operations (mboe/d)	424	429	414	419	433

Discontinued operations (mboe/d)[4]	28	17	27	31	37

Total (mboe/d)	452	446	441	450	470

2006[1]

Gross sales	8,991	2,120	2,124	2,210	2,537

Total revenue	7,646	1,840	1,815	1,827	2,164

Net income from continuing operations	1,370	339	395	532	104

Net income	2,005	598	525	685	197

Net income available to common shareholders	2,005	598	525	685	197

Capital expenditures

Exploration	1,553	371	337	406	439

Development	2,893	920	677	564	732

Per common share ($)

Net income from continuing operations	1.25	0.31	0.36	0.48	0.10

Diluted net income from continuing operations[2]	1.22	0.31	0.35	0.47	0.09

Net income	1.84	0.56	0.48	0.62	0.18

Diluted net income[2]	1.79	0.54	0.47	0.61	0.17

Daily average production

Oil and liquids from continuing operations (bbls/d)[3]	236,947	237,549	215,185	224,523	271,263

Natural gas from continuing operations (mmcf/d)	1,165	1,220	1,162	1,146	1,133

Continuing operations (mboe/d)	431	441	409	416	460

Discontinued operations (mboe/d)[4]	54	45	51	57	63

Total (mboe/d)	485	486	460	473	523

1
Prior periods have been restated to reflect the impact of discontinued operations. See note 3 to the Consolidated Financial Statements.
2
Diluted net income per common share is calculated using the treasury stock method, which gives effect to the potential dilution that could occur if stock options were exercised in exchange for common shares. However, since inception of the Company's Employee Stock Option Plan, only approximately 4% of stock options have been exercised for common shares and, therefore, the dilution was insignificant.
3
Includes oil volumes produced into (sold out of) inventory for the years ended December 31, 2007 and 2006 of (1,726 bbls/d) and 4,157 bbls/d, respectively.
4
Includes gas acquired for injection and subsequent resale of 19 mmcf/d in 2007, with 16 mmcf/d, 17 mmcf/d, 18 mmcf/d and 23 mmcf/d during each of the quarters ended March, June, September and December, respectively, and 18 mmcf/d in 2006, with 14 mmcf/d, 28 mmcf/d, 3 mmcf/d and 27 mmcf/d during each of the quarters ended March, June, September and December, respectively.

14 Talisman Energy 2007 Annual Financial Report

The following discussion highlights some of the more significant factors that impacted net income in the fourth quarter.

During the fourth quarter of 2007, gross sales increased by $375 million over the fourth quarter of 2006 as the impact of higher realized oil and gas prices more than offset the impact of decreased production from continuing operations and the strengthening of the C$. Net income from continuing operations in the fourth quarter decreased by $28 million from the same period in 2006 as increases in revenue, future tax recoveries and stock-based compensation recovery were more than offset by increased DD&A, operating and dry hole costs and current income taxes in 2007, coupled with a gain on the sale of an undeveloped oilsands lease in 2006.

During the fourth quarter of 2007, the Company:

  •
  completed the sale of UK assets for proceeds of approximately $510 million (including a $55 million deposit received in 2006) resulting in an after tax gain on disposition of $335 million, which is included in results of discontinued operations;

  •
  entered into an agreement to sell its interest in the Beatrice assets in the UK for approximately UK£10 million with an effective date of January 1, 2008, which is expected to close later in the first half of 2008;

  •
  completed the purchase of 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG project located in Indonesia for $213 million in cash and the assumption of $67 million of long-term debt; and

  •
  recorded a future tax recovery of $152 million related to decreases in Canadian tax rates.

Internal Control over Financial Reporting and Disclosure Controls and Procedures

There were no changes in Talisman's internal control over financial reporting during 2007 that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

At the end of the period covered by this MD&A, an evaluation was carried out under the supervision of, and with the participation of, the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operations of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective in ensuring that information required to be disclosed by the Company in reports that it files with or submits to the Canadian securities administrators is recorded, processed, summarized and reported within the time periods required.

It should be noted that, while the Company's Chief Executive Officer and Chief Financial Officer believe the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Application of Critical Accounting Policies and the Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect reported assets and liabilities, disclosures of contingencies and revenues and expenses. Management is also required to adopt accounting policies that require the use of significant estimates. Actual results could differ materially from those estimates. A summary of significant accounting policies adopted by Talisman can be found in notes 1 and 2 to the Consolidated Financial Statements. In assisting the Company's Audit Committee to fulfil its financial statement oversight role, management regularly meets with the committee to review the Company's significant accounting policies, estimates and any significant changes thereto, including those discussed below.

Management believes the most critical accounting policies, including judgments in their application, which may have an impact on the Company's financial results, relate to the accounting for property, plant and equipment, asset retirement obligations (ARO) and goodwill. The rate at which the Company's assets are depreciated or otherwise written off and the asset retirement liability provided for, with the associated accretion expensed to the income statement, are subject to a number of judgments about future events, many of which are beyond management's control. Reserves recognition is central to much of the accounting for an oil and gas company, as described below.

Reserves Recognition

Underpinning Talisman's oil and gas assets and goodwill are its oil and gas reserves. Detailed rules and industry practice, to which Talisman adheres, have been developed to provide uniform reserves recognition criteria. However, the process of estimating oil and gas reserves is inherently judgmental. There are two principal sources of uncertainty: technical and commercial. Technical reserves estimates are made using available geological and reservoir data as well as production performance data. As new data become available, including actual reservoir performance, reserves estimates may change. Reserves can also be classified as proved or probable with decreasing levels of certainty as to the likelihood that the reserves will be ultimately produced.

Reserves recognition is also impacted by economic considerations. In order for reserves to be recognized, they must be reasonably certain of being produced under existing economic and operating conditions, which is viewed as being at year-end commodity prices with a cost profile based on current operations. In particular, in international operations, consideration includes the status of field development planning and gas sales contracts. As economic conditions change, primarily as a result of changes in commodity prices and, to a lesser extent, operating and capital costs, marginally

Talisman Energy 2007 Annual Financial Report 15

profitable production, typically experienced in the later years of a field's life cycle, may be added to reserves or, conversely, may no longer qualify for reserves recognition.

The Company's reserves and revisions to those reserves, although not separately reported on the Company's balance sheet or income statement, impact the Company's reported net income through the DD&A of the Company's property, plant and equipment, asset and goodwill impairments and the provision for future ARO.

The Reserves Committee of Talisman's Board of Directors reviews the Company's reserves booking process and related public disclosures and the report of the internal qualified reserves evaluator (IQRE). The primary responsibilities of the Reserves Committee of the Board of Directors include, among other things, reviewing the Company's reserves booking process and recommending to the Board of Directors the Company's annual statement of reserves data and other oil and gas information. The IQRE reports the Company's annual reserves data to the Reserves Committee and delivers a regulatory certificate regarding proved reserves and their related future net cash flows.

Depreciation, Depletion and Amortization Expense (DD&A)

A significant portion of the Company's property, plant and equipment is amortized based on the unit of production method with the remaining assets being amortized equally over their expected useful lives. The unit of production method attempts to amortize the asset's cost over its proved oil and gas reserves base. Accordingly, revisions to reserves or changes to management's view as to the operational life span of an asset will impact the Company's future DD&A expense.

As outlined in the Company's DD&A accounting policy and property, plant and equipment notes (notes 1(d) and 7 to the Consolidated Financial Statements), $3.6 billion (2006 – $4.9 billion) of the Company's property, plant and equipment is not currently subject to DD&A. The balance of non-depleted capital relates to the costs of development projects ($1.5 billion), which will be amortized when production commences, the costs of acquired unproved reserves ($1.2 billion) and incomplete drilling activities, including those wells under evaluation or awaiting commencement of production ($812 million). Uncertainty exists with the treatment of these costs. For example, if the evaluation of the acquired probable reserves or recently drilled exploration wells was determined to be unsuccessful, the associated capitalized costs would be expensed in the year such determination is made, except that, in the case of acquired probable reserves associated with producing fields, these costs would be amortized over the reserve base of the associated producing field. Accordingly, the rate at which these costs are written off depends on management's view of the likelihood of the existence of economically producible reserves.

Successful Efforts Accounting

Talisman uses the successful efforts method to account for its oil and gas exploration and development costs. Acquisition costs and development costs are capitalized and depleted using the unit of production method. Costs of drilling unsuccessful exploration wells (dry hole costs) and all other exploration costs, including geological and geophysical costs, are expensed.

The alternative method of accounting for oil and gas exploration and development costs is the full cost method. Under this method, costs of unsuccessful exploration wells as well as all other exploration costs are capitalized and added to the property, plant and equipment balance to be depleted on a unit of production basis in the future. In addition, future development costs are depleted over the total proved reserves.

The differences between the full cost and successful efforts methods of accounting make it difficult to compare net income between companies that use different methods of accounting.

Asset Impairments

The Company's oil and gas assets and goodwill are subject to impairment tests. An impairment charge is recorded in the year an asset is determined to be impaired under the successful efforts method. Any impairment charge is the difference between the carrying value of the asset and its fair value. Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. There have been no changes to the number of reporting units or the manner in which goodwill is allocated to the reporting units during the year. Goodwill is considered to be impaired if its fair value, principally determined based on discounted cash flows, falls below its carrying value. Both tests and potential asset impairment calculations require management to make assumptions regarding cash flows well into the distant future that are subject to revisions due to changes in commodity prices, costs, recoverable reserves, production profiles and discount rates. During the past three years, isolated asset impairments have occurred (2007 – $9 million; 2006 – nil; 2005 – $31 million); however, it is possible that future impairments may be material.

Purchase Price Allocations

The costs of corporate and asset acquisitions are allocated to the acquired assets and liabilities based on their fair value at the time of acquisition. In many cases, the determination of fair value requires management to make certain assumptions and estimates regarding future events. Typically in determining fair value, management develops a number of possible future cash flow scenarios to which probabilities are judgmentally assigned. The allocation process is inherently subjective and impacts the amounts assigned to the various individually identifiable assets and liabilities as well as goodwill. The acquired assets and liabilities may span multiple geographical segments and may be amortized at different rates, or not at all as in the case of goodwill or, initially, for acquired probable reserves. Accordingly, the allocation process impacts the Company's reported assets and liabilities and future net income due to the impact on future DD&A expense and impairment tests.

Goodwill, as determined by the purchase price allocation method, represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is subject to ongoing annual impairment reviews, or more frequently as economic events dictate, based on the fair value of reporting units. Goodwill is allocated to the reporting units on the basis of the excess of the fair

16 Talisman Energy 2007 Annual Financial Report

value of the reporting unit over the identifiable assets and liabilities of the reporting unit. The Company's reporting units for goodwill are aggregated within the geographic segments included in note 20 to the Consolidated Financial Statements.

On December 31, 2007, Talisman acquired 100% of the shares of a company having a 3.06% participating interest in the Tangguh LNG Project located in Indonesia. The shares and certain obligations were acquired for a total cost of $280 million comprising $213 million in cash and the assumption of $67 million of long-term debt. The acquisition has been accounted for using the purchase method and the assets and liabilities attributable to Talisman's participating interest in the Tangguh LNG Project have been included in the Consolidated Financial Statements from December 31, 2007.

During 2006, Talisman completed a number of minor oil and gas property acquisitions for a total cost of $204 million, net of working capital assumed of $4 million. These acquisitions included oil and gas properties in North America, $17 million; UK, $184 million and Scandinavia, $3 million. The fair value of net assets acquired has been assigned to property, plant and equipment, $510 million; ARO, $278 million, and future income tax, $28 million. Three transactions having a total cost of $181 million accounted for the majority of the acquisitions.

During 2005, Talisman acquired Paladin for $2.6 billion in cash and assumed long-term debt. The acquisition was accounted for using the purchase method and the Paladin results were included in the Consolidated Financial Statements of the Company from the date of acquisition. Also during 2005, the Company completed a number of oil and gas property and corporate acquisitions for a total cost of $536 million, comprised of $544 million in cash, assumed working capital of $(12) million and $4 million of properties exchanged. See note 4 to the Consolidated Financial Statements for details.

Asset Retirement Obligations (ARO)

Upon retirement of its oil and gas assets, the Company anticipates incurring substantial costs associated with abandonment and reclamation activities. Estimates of the associated costs are subject to uncertainty associated with the method, timing and extent of future retirement activities. Accordingly, the annual expense associated with future abandonment and reclamation activities is impacted by changes in the estimates of the expected costs and reserves. Changes to these estimates in the past two years have resulted in the following: as at December 31, 2007, an increase of $101 million, $62 million and $50 million, in the discounted ARO liability related changes in cost estimates in Scandinavia, North America and Southeast Asia, respectively, as well as a decrease of $11 million in the UK and an increase of $5 million for the rest of the world, related to changes in cost estimates; and as at December 31, 2006, an increase of $144 million in the discounted ARO liability related to changes in cost estimates in the UK, as well as $14 million and $13 million for North America and rest of the world, respectively, related to changes in cost estimates. The total undiscounted abandonment liability is currently estimated at $4.5 billion, which is based on management's probability weighted estimate of costs and in accordance with existing legislation and industry practice.

Under Canadian GAAP, the fair value of the Company's ARO has been recorded as a liability on the Company's balance sheet. In determining the fair value of the Company's ARO liability, management developed a number of possible abandonment scenarios to which probabilities were assigned based on management's reasonable judgment. At December 31, 2007, the discounted fair value of the Company's ARO liability is $2.0 billion, (2006 – $1.9 billion). As an indication of possible future changes in the estimated liability, if all of the Company's abandonment obligations could be deferred by one additional year, the fair value of the liability would have decreased by approximately $78 million.

Foreign Exchange Accounting

Talisman's worldwide operations expose the Company to transactions denominated in a number of different currencies, which are required to be translated into one currency for financial statement reporting purposes. Talisman's foreign currency translation policy, as detailed in note 1(i) to the Consolidated Financial Statements, is designed to reflect the economic exposure of the Company's operations to the various currencies. The Company's functional currency is US$, a reflection of Talisman's overall exposure to US$ denominated transactions, assets and liabilities; oil prices are largely denominated in US$ as is much of the Company's corporate debt and international capital spending and operating costs. However, the Company's operations in the UK, Canada and Norway are largely self-sufficient (self-sustaining) and their economic exposure is more closely tied to their respective domestic currencies. Accordingly, these operations are measured in UK£, C$ and Norwegian kroner (NOK), respectively. Currently, the Company's foreign exchange translation exposure principally relates to US$ denominated UK and Canadian oil sales.

The Eurobond debt, denominated in UK£, and the Company's C$ debt are designated as hedges of the Company's net investments in the UK and Canadian self-sustaining operations, respectively. As such, under CICA 3865, the unrealized foreign exchange gains and losses resulting from the translation of this debt are deferred and included in a separate component of shareholders' equity described as accumulated other comprehensive income (AOCI).

Production Sharing Contractual Arrangements

A significant portion of the Company's operations outside North America, the UK and Scandinavia are governed by Production Sharing Contracts (PSCs). Under PSCs, Talisman, along with other working interest holders, typically bears all risk and costs for exploration, development and production. In return, if exploration is successful, Talisman recovers the sum of its investment and operating costs (cost oil) from a percentage of the production and sale of the associated hydrocarbons. Talisman is also entitled to receive a share of the production in excess of cost oil (profit oil). The sharing of profit oil varies between the working interest holders and the government from contract to contract. The cost oil, together with the Company's share of profit oil, represents Talisman's hydrocarbon entitlement (working interest less royalties). Talisman records gross production, sales and reserves based on its working interest ownership. The difference between the Company's working interest ownership and its entitlement is accounted for as a royalty expense. In addition, certain of the Company's contractual arrangements in foreign jurisdictions stipulate that income tax

Talisman Energy 2007 Annual Financial Report 17

payments are to be withheld from the Company and paid to the government out of the respective national oil company's entitlement share of production. The Company includes such amounts in income tax expense at the statutory tax rate in effect at the time of production.

The amount of cost oil required to recover Talisman's investment and costs in a PSC is dependent on commodity prices and, consequently, Talisman's share of profit oil is also impacted. Accordingly, the amount of royalty paid by Talisman over the term of a PSC and the corresponding net after royalty oil and gas reserves booked by the Company are dependent on the amount of initial investment and past costs yet to be recovered and anticipated future costs, commodity prices and production. As a result, when year-end prices increase, the amount of net reserves after royalty the Company books may decrease and vice versa.

Risk Management Activities

The Company enters into derivative financial instruments in order to manage risks associated with fluctuations in commodity prices, interest rates and foreign currency exchange rates. These instruments are not intended to be for speculative purposes. As detailed in Talisman's financial instrument policy as described in note 1(k) to the Consolidated Financial Statements, derivative instruments are recorded at fair value on the Consolidated Balance Sheet, with unrealized changes in fair value recorded in income or other comprehensive income. Realized gains or losses on hedging financial instruments are recognized as hedging gains or losses or held-for-trading gains or losses in net income. Fair values are determined based on third party market information and are subject to a degree of uncertainty. Estimates of fair value are subject to change with fluctuations in commodity prices, interest rates and foreign currency exchange rates. Cash settlement of derivative commodity financial instruments may vary from fair value estimates, depending on the underlying commodity prices at the date of settlement.

New Canadian Accounting Pronouncements

The CICA has issued a number of accounting pronouncements, some of which may impact the Company's reported results and financial position in future periods.

a)  Comprehensive Income, Equity, Recognition and Measurement of Financial Instruments, Hedges

Effective January 1, 2007, Talisman adopted the new CICA accounting standards related to Comprehensive Income (section 1530), Equity (section 3251), Financial Instruments – Recognition and Measurement (section 3855), Financial Instruments – Disclosure and Presentation (section 3861), and Hedges (section 3865).

As required, these standards were adopted without restatement of prior periods, except to reclassify foreign currency translation as described in note 2 to the Consolidated Financial Statements.

The adjustment required to the January 1, 2007 balance sheet to implement the change in accounting standards was as follows:

Impact increase (decrease) (millions of C$)	January 1, 2007

To recognize mark-to-market gains and losses on cash flow hedges

Accounts receivable	122

Accounts payable and accrued liabilities	11

Other long-term obligations	(12)

Future income tax liabilities	34

Retained earnings	7

Accumulated other comprehensive income	82

To include unamortized transaction costs as a reduction of long-term debt

Long-term debt	(41)

Other assets	(41)

To revalue hedged debt as part of fair value hedges

Long-term debt	(14)

Other long-term obligations	14

18 Talisman Energy 2007 Annual Financial Report

b)  Capital Disclosures

Effective October 1, 2007, Talisman adopted the recommendations of the CICA relating to Capital Disclosures (section 1535). Talisman's objectives when managing capital are:

  •
  to maintain balance sheet strength, ensuring Talisman's strategic objectives are met, while retaining an appropriate amount of leverage;

  •
  to provide an appropriate return to shareholders relative to the risk of Talisman's underlying assets; and

  •
  to maintain a credit rating that Talisman considers appropriate for its circumstances.

Talisman manages its capital structure within guidelines approved by the Board of Directors. Talisman makes adjustments to its capital structure based on changes in economic conditions and the Company's planned requirements. Talisman has the ability to adjust its capital structure by issuing new equity or debt, selling assets to reduce equity (through a normal course issuer bid) or debt, controlling the amount it returns to shareholders, and making adjustments to its capital expenditures program.

Consistent with its capital structure guidelines, Talisman monitors capital using the debt-to-debt plus equity ratio and the debt-to-cash flow ratio. The first ratio is calculated using gross debt divided by gross debt plus total equity. Talisman generally maintains this ratio between 35% to 45%. The second ratio is calculated using debt as defined above divided by cash flow for the year. Talisman generally maintains this ratio under 2:1.

The ratios at December 31, 2007 and 2006 are as follows:

Debt-to-debt plus equity at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Total equity	7,963	7,307

Debt-to-debt plus equity	38%	38%

Debt-to-cash flow at December 31	2007	2006

Gross debt (note 9)	4,897	4,560

Cash flow	4,327	4,748

Debt-to-cash flow	1.13:1	0.96:1

The calculation of cash flow is as follows:

	2007	2006

Cash provided by operating activities	4,070	4,374

Changes in non-cash working capital	257	374

Cash flow	4,327	4,748

Talisman's debt-to-debt plus equity ratio was approximately 38% at both December 31, 2007 and at December 31, 2006. An increase in gross debt of approximately $340 million was offset by an increase in total equity of approximately $660 million. Talisman's debt-to-cash flow was 1.13 at December 31, 2007, and 0.96 at December 31, 2006. The increase was due mostly to a decrease in cash flow, while gross debt increased during 2007. In January 2008, Talisman reduced its debt levels by applying proceeds received from its sale of the Brae non-operated assets. Talisman's debt ratios remain well within the Company's stated guidelines.

c)  Accounting Changes

Effective January 1, 2007, Talisman adopted the new CICA recommendations relating to Accounting Changes (section 1506). These require that voluntary changes in accounting policy may be made only if they result in more reliable and relevant information. Voluntary accounting policy changes and correction of prior period errors must be applied retrospectively, with a provision to apply accounting policy changes prospectively if it is impractical to determine prior period amounts. Changes in accounting estimates are applied prospectively. The adoption of these recommendations had no impact on Talisman, except for requiring disclosure of accounting recommendations issued by the CICA that have not yet been adopted because they are not effective until a future date.

d)  Income Taxes

Effective January 1, 2007, Talisman adopted the recognition and measurement principles of Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48) for purposes of accounting for its uncertain tax positions. FIN 48 requires an enterprise to recognize in its financial statements the best estimate of the impact of a tax position by determining if the available evidence indicates whether it is more likely than not, based solely on technical merits, that the position will be sustained on audit. On adopting FIN 48, the cumulative effect of the change in accounting principle was not material.

e)  Inventories

The CICA has issued recommendations relating to the accounting for inventories (section 3031) which will become effective for Talisman's first quarter 2008 reporting. The new standard provides guidance on the determination of cost and subsequent recognition as an expense, including writedown to net realizable value. The adoption of these recommendations is not expected to have a material impact on Talisman.

Talisman Energy 2007 Annual Financial Report 19

f)  Financial Instruments Disclosure and Presentation

The CICA has issued recommendations relating to disclosure (section 3862) and presentation (section 3863) of financial instruments, which will be effective for Talisman's first quarter 2008 reporting. The recommendations of section 3862 will result in incremental disclosures explaining the risks associated with financial instruments to which the Company is exposed during the period and at the balance sheet date, and how the Company manages these risks.

g)  Goodwill and Intangible Assets

The CICA has issued recommendations relating to the recognition, measurement and disclosure of goodwill and intangible assets (section 3064) which will be effective for Talisman's 2009 reporting. Talisman is currently assessing the impact of implementing these recommendations.

h)  International Financial Reporting Standards (IFRS)

The Accounting Standards Board confirmed recently that public companies will be required to report under IFRS effective January 1, 2011. Talisman is currently assessing the impact of adopting IFRS, including an examination of recognition, measurement and disclosure differences.

New US Accounting Pronouncements

a)  Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157, Fair Value Measurements. This statement is intended to increase the consistency and comparability of fair value measurements and eliminate different definitions of fair value under various US standards. It establishes a framework for measuring fair value and expands disclosures about fair value measurements. The adoption of these recommendations is not expected to have a material impact on Talisman.

b)  Fair Value Option

In February 2007, the FASB issued Statement 159, The Fair Value Option for Financial Assets and Financial Liabilities, which provides an option to report eligible financial assets and liabilities at fair value, with changes in fair value recognized in earnings. Upon adoption, the first remeasurement to fair value would be reported as a cumulative-effect adjustment to the opening balance of retained earnings. This statement will be effective for Talisman's 2008 reporting. Talisman is currently evaluating whether to elect to report certain eligible assets and liabilities at fair value.

c)  Business Combinations

In December, the FASB issued Statement 141R, Business Combinations, which requires recognition of the assets acquired, liabilities assumed and non-controlling interest arising in a business combination at their fair value as of the acquisition date. In addition, the costs of acquisition must be recognized separately from the business combination. This statement will be effective for Talisman's 2009 reporting.

Outlook for 2008

Talisman expects production to average between 435,000 to 460,000 boe/d in 2008, representing a 3 to 8% increase over 2007 production from continuing operations of 424,000 boe/d. Capital expenditures are expected to be approximately $4.4 billion, which excludes significant corporate and asset acquisitions. The Company plans to finance the capital expenditure program through use of cash provided by operating activities and available credit facilities.

North America

The Company plans to spend approximately $1.5 billion in North America in 2008, the majority of which will continue to be directed toward natural gas drilling. At planned spending levels, Talisman believes it can sustain existing production levels in North America, generating free cash flow at current natural gas prices while maintaining flexibility.

Major drilling programs are planned for the Alberta and BC Foothills again in 2008, where Talisman has a strategic land position supported by its Midstream Operations. However, spending in some parts of the Alberta Foothills is being reduced due to proposed Alberta royalty changes, which have made some higher cost, high deliverability gas wells uneconomic. Talisman will build on its success in the multi-zone Outer Foothills play in Alberta and BC, following up on a number of promising discoveries made in 2007. Development of tight gas opportunities are expected to provide a large number of relatively low risk wells with outcomes that are predictable and the Company plans to drill two wells in the Western US in the first half of 2008 and, if successful, the Company intends to increase its focus in these areas.

As previously noted, the Alberta government proposed a new royalty framework that is expected to become effective in January, 2009. If the royalty framework is implemented in the form currently proposed, Talisman believes that the impact on its Canadian reserves estimates will not be material.

UK

In the UK, planned expenditures in 2008 are expected to be reduced from 2007 due to the completion of a number of projects in 2007, including Tweedsmuir phase 1, Blane, Duart, Enoch and Wood. Expenditures in the UK are expected to be directed primarily towards development projects.

The UK development program will focus on continuing exploitation of existing core areas, progressing a new project at Burghley and finalizing plans for redevelopment of the Auk field, which was acquired at the end of 2006. Development drilling programs will continue, primarily at Claymore and

20 Talisman Energy 2007 Annual Financial Report

Tartan with a total of 20 development wells planned in the UK. A key part of the UK exploration program will be the continued appraisal of the Cayley discovery. In the UK, the Company plans to drill four exploration wells and one appraisal well.

Scandinavia

In Scandinavia, the Company plans to increase spending from 2007. In Norway, the Company will continue the development of the Rev and Yme fields. Since 2003, Talisman has built the third largest exploration acreage holding in Norway and plans to drill several exploration wells in 2008.

Southeast Asia

In Southeast Asia, the Company plans to increase spending in 2008 on existing project developments, ongoing exploration and appraisal of its offshore acreage in Vietnam and prospect identification and delineation in Indonesia. The majority of the spending increase will be in the PM-3 CAA between Malaysia and Vietnam as the Company progresses completion of the Northern Fields development, where first natural gas sales are expected in mid-2008 and first oil in the first quarter of 2009.

In Vietnam, the Company expects first production from Song Doc and will progress unitization and development plans around the Hai Su Trang and Te Giac Trang discoveries in Block 15-2/01. In Indonesia, gas volumes are flowing through the pipeline from Corridor to West Java and are expected to build throughout the year. Work is progressing on the next tranche of gas sales contracts.

The Company has a very active drilling program planned in 2008 in Southeast Asia. Talisman plans to participate in approximately 59 development wells (mainly on Northern Fields and Song Doc). In Vietnam, the Company plans to drill up to four additional exploration and three appraisal wells in Block 15-2/01 this year.

Other

Capital expenditure on development is expected to be slightly lower than in 2007 in Algeria, Trinidad and Tobago and Tunisia.

In South America, the Company expects to acquire seismic in Colombia and start the drilling of one exploration well while, in Peru, a well to appraise the earlier discovery on Block 64 is expected to spud toward the end of 2008.

Sensitivities

Talisman's financial performance is affected by factors such as changes in production volumes, commodity prices and exchange rates. The estimated impact of these factors on the Company's 2008 financial performance is summarized in the following table and is based on a WTI oil price of approximately US$70/bbl, a NYMEX natural gas price of approximately US$8/mmbtu, a US$/C$ exchange rate of approximately $0.94 and a C$/UK£ exchange rate of approximately $2.14.

Approximate Impact in 2008

(millions of C$)	Net Income	Cash Provided by Operating Activities

Volume changes

Oil – 1,000 bbls/d	5	10

Natural gas – 10 mmcf/d	10	15

Price changes[1]

Oil – US$1/bbl	45	50

Natural gas: North America[2] – C$0.10/mcf	15	25

Exchange rate changes

US$/C$ decreased by US$0.01	35	50

C$/UK£ increased by C$0.023	(10)	5

1
The impact of commodity contracts outstanding as at December 31, 2007 has been included.
2
Price sensitivity on natural gas relates to North American gas only. The Company's exposure to changes in North Sea and Malaysia/Vietnam natural gas prices is not material. Most of the Indonesian gas price is based on the price of crude oil and, accordingly, has been included in the price sensitivity for oil, except for a small portion, which is sold at a fixed price.

Talisman Energy 2007 Annual Financial Report 21

Risk Factors

Talisman is exposed to a number of risks inherent in exploring for, developing and producing crude oil and natural gas. This section describes the risks and other matters that would be most likely to influence an investor's decision to purchase securities of Talisman.

Project Completion Risks

Talisman manages a variety of projects, including exploration and development projects and the construction or expansion of facilities and pipelines. Project delays may delay expected revenues and project cost overruns could make projects uneconomic. Talisman's ability to complete projects depends upon numerous factors beyond the Company's control. These factors include the availability of processing capacity; the availability and proximity of pipeline capacity; the availability of drilling and other equipment; the ability to access lands; weather; unexpected cost increases; accidents; the availability of skilled labour, including engineering and project planning personnel; and regulatory matters. The significant rate of inflation in the cost of materials and services over the last three years has become a major factor affecting project economics and project planning.

Dependence on Third Party Operators

Other companies operate some of the assets in which Talisman has interests. As a result, Talisman may have limited ability to exercise influence over operations of these assets or their associated costs, which could adversely affect the Company's financial performance. The success and timing of Talisman's activities on assets operated by others will therefore depend on a number of factors that may be outside of the Company's control, including the timing and amount of capital expenditures, the operator's expertise and financial resources, the approval of other participants, the selection of technology and the risk of management practices. For information on the percentages of assets that are operated/non-operated by Talisman, see "Description of The Business" in the Annual Information Form.

Volatility of Oil and Natural Gas Prices

Talisman's financial performance is highly sensitive to prevailing prices of crude oil and natural gas. Fluctuations in crude oil or natural gas prices could have a material adverse effect on the Company's operations and financial condition, the value of its oil and natural gas reserves and its level of spending for oil and gas exploration and development. Prices for crude oil and natural gas fluctuate in response to changes in the supply of and demand for crude oil and natural gas, market uncertainty and a variety of additional factors that are largely beyond the Company's control. Oil prices are determined by international supply and demand. Factors which affect crude oil prices include the actions of Organization of Petroleum Exporting Countries (OPEC), world economic conditions, government regulation, political stability in the Middle East and elsewhere, the availability of alternative fuel sources and weather conditions. Most natural gas prices realized by Talisman are affected primarily by North American supply and demand, weather conditions and by prices of alternative sources of energy. The development of oil and natural gas discoveries in offshore areas is particularly dependent on the outlook for oil and natural gas prices because of the large amount of capital expenditure required for development prior to commencing production.

A substantial and extended decline in the prices of crude oil or natural gas could result in delay or cancellation of drilling, development or construction programs, or curtailment in production, or result in unutilized long-term transportation commitments, all of which could have a material adverse impact on the Company. The amount of cost oil required to recover Talisman's investment and costs in various PSCs is dependent on commodity prices, with higher commodity prices resulting in a lower amount of net after royalty oil and gas reserves booked by the Company.

Ability to Find, Develop or Acquire Additional Reserves

The Company's future success depends largely on its ability to find, develop or acquire additional oil and gas reserves that are economically recoverable. Exploration and development drilling may not result in commercially productive reserves. Once production begins, reservoir performance may be less than projected. Successful acquisitions require an assessment of a number of factors, many of which are uncertain. These factors include recoverable reserves, exploration potential, future oil and gas prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain.

Political Risks

The Company's operations may be adversely affected by political or economic developments or social instability, which are not within the control of Talisman, including, among other things, a change in crude oil or natural gas pricing policy, the risks of war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions and contracts, taxation policies, economic sanctions, the imposition of specific drilling obligations, the development and abandonment of fields, fluctuating exchange rates and currency controls. With recent record commodity prices, there is a corresponding re-emergence of nationalization or expropriation and increased taxation risk in many countries. In addition, both Indonesia and Algeria are members of OPEC. Talisman's operations in these countries may, therefore, be impacted by the application of OPEC quotas. Various countries in which the Company is active, including Indonesia, Algeria, Colombia and Peru, have been subject to recent economic or political instability and social unrest, military or rebel hostilities. In addition, Talisman regularly evaluates opportunities worldwide and may in the future engage in projects or acquire properties in other nations that are experiencing economic or political instability and social unrest or military hostilities or are subject to United Nations or US sanctions. Some of the foregoing government actions may lead to political or reputational pressures on the Company from non-governmental organizations (NGOs), home governments and investors.

22 Talisman Energy 2007 Annual Financial Report

Differences in Ownership Interests in Foreign Operations

In Canada and the US, the state or private landowners own oil and gas rights and lease those rights to corporations who are responsible for the development of such rights within the time frames described in the leases. This practice differs distinctly in some foreign countries in which Talisman does or may do business in the future. In those countries, the state often grants interests in large tracts of lands or offshore fields and maintains control over the development of the oil and gas rights, in some cases through equity participation in the exploration and development of the rights. This usually includes the imposition of obligations on Talisman to complete minimum work within specified time frames. Transfers of interests typically require a state approval, which may delay or otherwise impede transfers. In addition, if a dispute arises in Talisman's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign arbitration tribunals or foreign courts.

Recruitment, Retention and Succession

The success of Talisman is dependent upon its management and the quality of its personnel. Failure to retain current employees or to attract and retain new employees with the necessary skills could have a materially adverse effect on Talisman's growth and profitability. Numerous competing large-scale oil and gas development projects have significantly increased the demand for industry specific personnel. In addition, a significant percentage of the workforce will be eligible for retirement in the next few years.

Operational Hazards and Responsibilities

Oil and gas drilling and producing operations are subject to many risks including the possibility of fire, explosions, mechanical failure, pipe failure, chemical spills, accidental flows of oil, natural gas or well fluids, sour gas releases, storms or other adverse weather conditions and other occurrences or accidents, which could result in personal injury or loss of life, damage or destruction of properties, environmental damage, interruption of business, regulatory investigations and penalties and liability to third parties. The Company has developed a comprehensive HSE management framework to mitigate physical risks. The Company also mitigates insurable risks to protect against significant losses by maintaining a comprehensive insurance program, while maintaining levels and amounts of risk within the Company that management believes to be acceptable. Talisman believes its liability, property and business interruption insurance is appropriate to its business and consistent with common industry practice, although such insurance will not provide coverage in all circumstances.

Government Regulations

Talisman's operations are governed by many levels of government, including municipal, state, provincial and federal governments, in numerous countries. The Company is subject to laws and regulations regarding health and safety, lease interests, taxes and royalties, among others. Failure to comply with the applicable laws can result in significant increases in costs, penalties and even losses in operating licences. If regulatory approvals are delayed or not obtained, there can also be decreases in production and increases in costs.

Governments may also amend or create new legislation, which could result in increased capital, operating and compliance costs. For example, in October 2007, the Alberta government announced a new royalty framework, planned to become effective in January 2009, that is likely to result in increased royalty rates.

Environmental Risks

All phases of the oil and natural gas business are subject to environmental regulation pursuant to a variety of laws and regulations in the countries in which Talisman does business. These regulatory regimes are laws of general application that apply to the Company's business in the same manner as they apply to other companies or enterprises in the energy industry. Environmental legislation imposes, among other things, restrictions, liabilities and obligations in connection with the generation, handling, storage, transportation, treatment and disposal of hazardous substances and waste and in connection with spills, releases and emissions of various substances to the environment. Environmental legislation also requires that pipelines, wells, facility sites and other properties associated with Talisman's operations be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Certain types of operations, including exploration and development projects, may require the submission and approval of environmental impact assessments or permit applications. In some cases, exploration and development activities may be precluded or restricted due to designation of areas as environmentally sensitive areas. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties and liability for clean up costs and damages. Additionally, the Company's business is subject to the trend toward increased civil liability for environmental matters. Although Talisman currently believes that the costs of complying with environmental legislation and dealing with environmental civil liabilities will not have a material adverse effect on the Company's financial condition or results of operations, there can be no assurance that such costs in the future will not have such an effect. Talisman expects to incur site restoration costs over a prolonged period as existing fields are depleted. The Company provides for future abandonment and reclamation costs in its annual consolidated financial statements in accordance with Canadian GAAP. Additional information regarding future abandonment and reclamation costs is set forth in the notes to the annual consolidated financial statements.

Greenhouse Gas Emissions (GHG)

In 1994, the United Nations' Framework Convention on Climate Change came into force which led three years later to the Kyoto Protocol (the Protocol). The Protocol came into force in 2005 and requires certain nations to reduce their emissions of carbon dioxide (CO2) and other greenhouse gases (GHG emissions). The Canadian government is currently working with interested parties, including oil and gas producers, to develop a regulatory regime to reduce GHG emissions. It is premature to predict what impact a federal GHG emissions regulatory regime could have on Talisman but it is likely that any mandated reduction in GHG emissions will result in increased costs.

Talisman Energy 2007 Annual Financial Report 23

Starting in July 2007, Alberta's Climate Change and Emissions Management Act requires facilities that emit more than 100,000 tonnes of greenhouse gases a year to reduce their emissions intensity by 12% from a 2003 to 2005 average baseline. Compliance options include making capital and/or operational improvements, purchasing off sets to apply against the emission total or contributing to a technology fund for GHG emissions reductions. Talisman has estimated the compliance costs to be minimal.

The British Columbia government has announced that it will implement a revenue-neutral carbon tax effective July 1, 2008. Although the legislation has not yet been released in final form, Talisman anticipates that the costs of the carbon tax will not be material.

Talisman's UK installations recently completed the first phase of the European Union Emission Trading Scheme (EU ETS), which ran from 2005 to 2007, inclusive. Direct costs associated with this participation have been negligible. Phase two of the EU ETS runs from 2008 to 2012, inclusive. The UK government submitted its National Allocation Plan (NAP) for Phase two of the EU ETS to the European Commission in August 2006. The NAP specifies a cap on CO2 emissions for the covered sectors, the methods for allocating emission allowances to covered installations, and the number of emission allowances to be allocated to each covered installation. Talisman expects that Phase two compliance costs will not be material; however, this will depend in part on future pricing in the EU and global carbon markets.

Prior to 2008, Talisman's Norwegian installations were subject to a CO2 emissions tax, which was not significant to Talisman. Beginning in 2008, the Norwegian government expanded its existing national emissions trading system for greenhouse gases and tied it into Phase two of the EU ETS. The expansion of the Norwegian national emissions trading system results in the inclusion of Talisman's Norwegian installations in Phase two of the EU ETS. Beginning in 2008, Talisman's Norwegian installations must purchase emissions credits corresponding to their total annual emissions, and must also continue to pay the CO2 emissions tax. However, Talisman does not expect Phase two compliance costs to be material because the Norwegian government will reduce the CO2 emissions tax to ensure that total costs of the CO2 emissions tax and emissions credit purchases will be similar to the pre-2008 costs.

Uncertainty of Reserves Estimates

The process of estimating oil and gas reserves is complex and involves a significant number of assumptions in evaluating available geological, geophysical, engineering and economic data; therefore, reserves estimates are inherently uncertain. Talisman prepares all of its reserves information internally. The Company may adjust estimates of proved reserves based on production history, results of exploration and development drilling, prevailing oil and gas prices and other factors, many of which are beyond the Company's control. In addition, there are numerous uncertainties in forecasting the amounts and timing of future production, costs, expenses and the results of exploration and development projects. All estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, the classification of such reserves based on risk of recovery and the standardized measure of discounted future net cash flows, prepared by different engineers or by the same engineers at different times, may vary substantially. Talisman's actual production, taxes and development and operating expenditures with respect to its reserves will likely vary from such estimates and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reservoirs, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be material, in the estimated reserves.

Litigation

From time to time, Talisman is the subject of litigation arising out of the Company's operations. Specific disclosure of current legal proceedings, and the risks associated with current proceedings and litigation generally, are disclosed under the heading "Legal Proceedings" in the Annual Information Form.

Competition

The petroleum industry is highly competitive. Specific disclosure regarding competition is disclosed under the heading "Competitive Conditions" in the Annual Information Form.

Exchange Rate Fluctuations

Talisman's consolidated financial statements are presented in C$. Results of operations are affected primarily by the exchange rates between the C$, the US$, UK£ and Norwegian Kroner ("NOK"). These exchange rates may vary substantially. Most of the Company's revenue is received in or is referenced to US$ denominated prices, while the majority of Talisman's expenditures are denominated in C$, US$, UK£ and NOK. A change in the relative value of the C$ against the US$ or the UK£ would also result in an increase or decrease in Talisman's US$ or UK£ denominated debt, as expressed in C$ and the related interest expense. Talisman is also exposed to fluctuations in other foreign currencies.

Interest Rate Risk

Talisman has a combination of fixed and floating rate debt and is therefore exposed to interest rate risk. Borrowing in floating rates exposes the Company to short-term movements in interest rates while borrowing in fixed rates exposes the Company to mark-to-market interest rate risk as well as reset risk at the debt maturity. This risk could increase the Company's cost of capital and could impact Talisman's financial performance.

24 Talisman Energy 2007 Annual Financial Report

Hedging Contracts

Talisman monitors the Company's exposure to variations in commodity prices, interest rates and foreign exchange rates and in response thereto puts in place commodity hedging contracts from time to time. While the Company does not maintain a defined hedging program, it may in the future find it appropriate to enter into derivative financial instruments and physical delivery contracts to reduce its exposure. The terms of these instruments or contracts may limit the benefit of commodity price increases and changes in interest rates and currency value, which are otherwise favorable to Talisman and may result in financial or opportunity loss due to delivery commitments, royalty rates and counterparty risks associated with the contracts.

Information System Risk

Talisman depends on a variety of information systems to operate effectively. A failure of any one of the information systems could result in operational difficulties, damage or loss of data or result in unauthorized knowledge and use of information.

Advisories

Forward-Looking Statements

This MD&A contains information that constitutes "forward-looking information" or "forward-looking statements" (collectively "forward-looking information") within the meaning of applicable securities legislation. Forward-looking information is included throughout this MD&A, including among other places, under the heading "Outlook for 2008" and "Risk Factors". This forward-looking information includes, among others, statements regarding:

  •
  expected asset sales;

  •
  expected impact of proposed royalty changes;

  •
  estimated movements in working capital;

  •
  estimates of production, production growth, and operations or financial performance;

  •
  estimated timing and results of new projects, including the timing of production and sales;

  •
  expected impacts of penalties;

  •
  estimated amounts, financing and timing of capital expenditures;

  •
  anticipated filings with securities regulatory authorities;

  •
  business plans for drilling, exploration, development, and estimated timing;

  •
  the merits or anticipated outcome or timing of pending litigation;

  •
  estimates of petroleum revenue taxes;

  •
  business strategy, and plans; and

  •
  other expectations, beliefs, plans, goals, objectives, assumptions, information and statements about possible future events, conditions, results of operations or performance.

Often, but not always, forward-looking information uses words or phrases such as: "expects", "does not expect" or "is expected", "anticipates" or "does not anticipate", "plans" or "planned", "estimates" or "estimated", "projects" or "projected", "forecasts" or "forecasted", "believes", "intends", "likely", "possible", "probable", "scheduled", "positioned", "goal", "objective" or states that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this MD&A. Information regarding oil and gas reserves, business plans for drilling, exploration, development, and appraisal assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic. See the section entitled "Sensitivities" for the pricing assumptions used in preparing this MD&A.

Information regarding estimated future production and production growth includes anticipated completion of the Beatrice asset sale but does not reflect the impact of any potential asset dispositions. The completion of any contemplated asset dispositions is contingent on various factors, including favorable market conditions, the ability of the Company to negotiate acceptable terms of sale and receipt of any required approvals for such dispositions.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this MD&A. The material risk factors include, but are not limited to:

  •
  the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;

  •
  risks and uncertainties involving geology of oil and gas deposits;

  •
  the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;

  •
  the uncertainty of estimates and projections relating to production, costs and expenses;

  •
  potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

  •
  the risk that adequate pipeline capacity to transport gas to market may not be available;

  •
  fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

Talisman Energy 2007 Annual Financial Report 25

  •
  the outcome and effects of any future acquisitions and dispositions;

  •
  the ability of the Company to integrate any assets it may acquire or the performance of those assets;

  •
  health, safety and environmental risks;

  •
  uncertainties as to the availability and cost of financing and changes in capital markets;

  •
  uncertainties related to the litigation process, such as possible discovery of new evidence or acceptance of novel legal theories and difficulties in predicting the decisions of judges and juries;

  •
  risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);

  •
  competitive actions of other companies, including increased competition from other oil and gas companies;

  •
  changes in general economic and business conditions;

  •
  the effect of acts of, or actions against, international terrorism;

  •
  the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;

  •
  results of the Company's risk mitigation strategies, including insurance and any hedging activities; and

  •
  the Company's ability to implement its business strategy.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors which could affect the Company's operations or financial results are included: (1) under the heading "Risk Factors" in the Company's Annual Information Form; and (2) under the heading Risk Factors and elsewhere in this MD&A. In addition, information is available in the Company's other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC).

Forward-looking information is based on the estimates and opinions of the Company's management at the time the information is presented. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

Reserves Data and Other Oil and Gas Information

Talisman's disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to Talisman by Canadian securities regulatory authorities, which permits Talisman to provide disclosure in accordance with US disclosure requirements. The information provided by Talisman may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). Talisman's proved reserves have been calculated using the standards contained in Regulation S-X of the SEC. US practice is to disclose net proved reserves after deduction of estimated royalty burdens, including net profits interests. Talisman makes additional voluntary disclosure of gross proved reserves. Probable reserves, which Talisman also voluntary discloses, have been calculated using the definition for probable reserves set out by the Society of Petroleum Engineers/World Petroleum Congress. The SEC normally permits oil and gas companies to disclose in their filings with the SEC only proved reserves that have been demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. Accordingly, any probable reserves and the calculations with respect thereto included herein do not meet the SEC's standards for inclusion in documents filed with the SEC. Talisman's estimates of proved reserves and probable reserves are based on the same assumptions. Further information on the differences between the US requirements and the NI 51-101 requirements is set forth under the heading "Note Regarding Reserves Data and Other Oil and Gas Information" in Talisman's Annual Information Form.

The exemption granted to Talisman also permits it to disclose internally evaluated reserves data. Any reserves data in this MD&A reflects Talisman's estimates of its reserves. While Talisman annually obtains an independent audit of a portion of its reserves, no independent qualified reserves evaluator or auditor was involved in the preparation of the reserves data disclosed in this MD&A.

26 Talisman Energy 2007 Annual Financial Report

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